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Exhibit 1.3




December 15, 1998                                       PRIVATE AND CONFIDENTIAL

Ms. Petra Stelling
c/o David H. Wollmuth, Esq.
Wollmuth Maher & Deutsch
516 5th Avenue  12th Floor
New York, NY  10036

Mr. Thomas F. Hackett
c/o Nancy Prahofer, Esq.
Dechert, Price & Rhodes
30 Rockefeller Plaza
New York, NY  10112

Mr. Ronald Spitzer
c/o Margot Schonholtz, Esq.
Zalkin, Rodin & Goodman LLP
750 3rd Avenue
New York, NY  10017



Dear Sirs and Mesdames:

I.       The Proposal

Pursuant to our conversations with you and the Special Master appointed pursuant to the Settlement Agreement, the OCM Principal Opportunities Fund, L.P. (the "OCM Fund"), in collaboration with Kenneth S. Grossman (collectively, the "Oaktree Group"), is pleased to submit the enclosed term sheet (the "Proposal") for a transaction (the "Transaction") relating to certain shares of Emerson Radio Corporation ("Emerson" or the "Company"). We are aware of the issues confronting you and the Company as they relate to the Stipulation of Settlement and Order entered June 11, 1996 (the "Settlement Agreement"). Based upon our understanding of the situation, and the discussions we have had, we believe that this Proposal represents an opportunity to resolve the pending litigation (the "Litigation") in a timely manner.

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II.      Confidentiality

This letter and the Proposal are being provided to you subject to your agreement not to disclose the existence or contents of this letter or the Proposal to any person other than United States District Court Judge Nicholas Politan and the Special Master and his representatives and advisors, except as required by applicable law and until and to the extent that the Oaktree Group makes its own public disclosure of the Proposal.

III.     Due Diligence

Subject to your written agreement to provide certain protections to the Oaktree Group (the "Due Diligence Agreement"), it is our intention to commence a due diligence investigation of Emerson as soon as the Company's management is ready to accommodate us. The Oaktree Group has extensive experience conducting due diligence reviews, and we believe the process can be accomplished with minimal, if any, disruption to the day-to-day management and operations of the Company.

The Due Diligence Agreement will provide that the Creditors (i) will not discuss the Transaction with potential purchasers of the Settlement Shares, encourage the making of or otherwise solicit competing bids for the Settlement Shares or negotiate with any potential purchaser of the Settlement Shares as long as due diligence is ongoing, such period not to exceed sixty days from the date due diligence activities commence (the "Diligence Period"), and (ii) will immediately communicate to the Oaktree Group the terms of any alternative proposal for the disposition of the Settlement Shares or for any other resolution of the Litigation. The Due Diligence Agreement will further provide that as reimbursement and compensation for the Oaktree Group's time spent and expenses incurred in connection with its due diligence investigation of the Company and work on other aspects of the Proposal, (i) upon the closing of any sale of the Settlement Shares to a buyer other than the Oaktree Group (an "Alternative Transaction"), pursuant to which the Creditors receive sale proceeds in excess of $14,876,270, the Oaktree Group will receive $250,000 in cash or (ii) upon the closing of any Alternative Transaction, pursuant to which the Creditors receive sale proceeds in excess of the Purchase Price (as defined in the Proposal) but less than $14,876,270, the Oaktree Group will receive one hundred percent (100%) of the difference between the Purchase Price and the proceeds of the Alternative Transaction not to exceed $250,000 (in either case, the "Due Diligence Fee"). The Due Diligence Agreement will also provide that if the Creditors breach the Due Diligence Agreement (other than by their acceptance of an Alternative Transaction), then the Oaktree Group shall be entitled to payment of $250,000 as liquidated damages, provided that the liquidated damages shall be payable only from the proceeds (including cash dividends) of the Settlement Shares and provided further that the Oaktree Group shall be entitled to interest on the liquidated damages at the rate of ten per cent (10%) per annum from the date of breach to the date of payment.

The Due Diligence Agreement will further provide that no later than the end of the Diligence Period, the Oaktree Group will notify the Creditors in writing whether or not it will pursue the Transaction (the "Notice Date"). If the Oaktree Group notifies the Creditors that it will pursue the Transaction, the terms of the Due Diligence Agreement will remain in effect for an additional 120 day period from the Notice Date (the "No-Shop Period"), unless the No-Shop Period is terminated earlier or extended by the unanimous written consent of the Creditors and the Oaktree


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Group. Any and all obligations under the Due Diligence Agreement and any definitive agreements for the Transaction, including any obligation on the part of the Creditors to pay any Due Diligence or Break-Up Fee (as defined in the Proposal) for any reason, shall terminate if (i) the acquisition of the Settlement Shares by the Oaktree Group is not consummated within 120 days after the Notice Date for any reason other than breach by the Creditors or the Creditors' acceptance of an Alternative Transaction, (ii) the Oaktree Group provides the Creditors notice that it will not pursue the Transaction, or (iii) any condition set forth in Section F (iii) of the Proposal cannot be satisfied other than because of a breach by the Creditors or the Creditors' acceptance of an Alternative Transaction. For the purposes of the Due Diligence Agreement and any other definitive Transaction agreement, a breach of the Creditors shall include their failure to use commercially reasonable efforts to consummate the Transaction within 120 days after the Notice Date.

IV.      Description of The Oaktree Group

Oaktree Capital Management LLC ("Oaktree"), which acts as general partner of the OCM Fund, is a Los Angeles based private investment firm which manages approximately $11 billion in niche investment markets for institutions and high net worth individuals. The founding principals of Oaktree formed the company in April 1995 after having managed related funds at Trust Company of the West since 1985. Oaktree invested in Emerson through Oaktree's Principal Activities Group, which focuses on providing capital to sponsor management buyouts and other private and public equity investments. The Principal Activities Group has made substantial investments in over 30 companies and manages in excess of $1 billion in committed capital for the purpose of investing in companies that are in need of growth capital, recapitalization or financial restructuring. The Oaktree Group has the financial resources to fund and execute the Transaction and would not require financing as a condition to closing.

Kenneth S. Grossman is an investor in distressed and undervalued public and private securities for his own and affiliated accounts.

V.       Nonbinding Nature of Letter and Proposal

This letter and the Proposal are not an offer and are not intended to constitute a binding and enforceable contract. It is acknowledged and agreed that the Oaktree Group and the Creditors shall have no obligations to each other pursuant to this letter, the Proposal or otherwise with respect to the Transaction, other than the requirement to keep the letter and Proposal confidential pursuant to
Section II hereof, unless and until the Due Diligence Agreement or other definitive Transaction agreements (which will include the conditions set forth in Section F of the Term Sheet) are executed and delivered by the Creditors and the Oaktree Group.


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We hope that this letter and the Proposal will enable us to proceed with a
Transaction, and we look forward to moving expeditiously to that end. Please feel free to contact our counsel, James Ricciardi at (212) 351-3952, or to contact Steve Kaplan at (213) 830-6350 or Ken Grossman at (212) 750-6750 to discuss this matter.



Very truly yours,


By:      /s/ Kenneth S. Grossman
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         Kenneth S. Grossman
         c/o Juris Partners
         579 Fifth Avenue, Suite 1050
         New York, NY  10017

By:      /s/ Stephen A. Kaplan
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         Stephen A. Kaplan
         Principal, Oaktree Capital Management, LLC
         333 South Grand Avenue, 28th Floor
         Los Angeles, CA  90071



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                                                        Private and Confidential


                                                        December 15, 1998

                         PROPOSED TRANSACTION TERM SHEET



A. The Creditors will transfer or cause to be transferred to the Oaktree Group or its designee 100% of the shares of Emerson common stock currently held under the Settlement Agreement (the "Settlement Shares").1

B. The Oaktree Group or its designee will purchase 100% of the Settlement Shares for $0.50 per share in cash ($14,576,270 in total proceeds, assuming 29,152,542 shares) (the "Purchase Price").

C. The Oaktree Group will effect a recapitalization of the Company which will provide cash proceeds sufficient to permit the Company to repurchase the Company's 8.5% Convertible Senior Subordinated Debentures, due 2002, that are validly put to Emerson at 100% of face value plus accrued interest because of a change in control.

D. The Oaktree Group will replace or renegotiate, if necessary, Emerson's working capital facility with Congress Financial Corporation.

E. The definitive agreements for the Transaction will provide that (i) upon the closing of any Alternative Transaction pursuant to which the Creditors receive sale proceeds in excess of $15,676,270, the Oaktree Group will receive a break-up fee of $1,000,000 or (ii) upon the closing of any Alternative Transaction pursuant to which the Creditors receive sale proceeds in excess of the Purchase Price but less than $15,676,270, the Oaktree Group will receive one hundred percent (100%) of the difference between the Purchase Price and the proceeds of the Alternative Transaction, not to exceed $1,000,000 (in either case, the "Break-Up Fee") and (iii) if the Creditors breach any of the definitive agreements (other than by their acceptance of an Alternative Proposal), then the Oaktree Group shall be entitled to $1,000,000 as liquidated damages, provided that the liquidated damages shall be payable only from the proceeds (including cash dividends) of the Settlement Shares and provided further that the Oaktree Group shall be entitled to interest on the liquidated damages at the rate of ten per cent (10%) per annum from the date of the breach to the date of payment. The Break-Up Fee shall be in lieu of the Due Diligence Fee to be provided for in the Due Diligence Agreement.

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         1 Capitalized terms used herein and not defined herein have the meanings given to them in the accompanying letter.

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F.   Consummation of the Transaction would be subject to, among other things:
     (i) Oaktree's completion of business, accounting, and legal due diligence regarding Emerson and its subsidiaries and affiliates, including, but not limited to, the resolution of corporate governance and management issues (including the composition of the Boards of Directors) at the Company and Sport Supply Group and their affiliates, the results of which are satisfactory to the Oaktree Group in its sole and absolute discretion, (ii) negotiation and execution of definitive agreements, with appropriate conditions, representations, warranties, indemnities and covenants, and
     (iii) receipt of approval of the Court of the Transaction and other consents and approvals as required, or as agreed among the Oaktree Group and the Creditors.

G. Currently, the Oaktree Group does not anticipate changing Emerson's operating management or its strategic course.




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